Exhibit 99.106

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Blue Moon Metals Inc. (“Blue Moon” or the “Company”)

555 – 220 Bay Street

Toronto, Ontario

M5J 2W4

ITEM 2.	Date of Material Change

March 7, 2025

ITEM 3.	News Release

A news release relating to the material change was issued and disseminated on March 10, 2025 via Cision PR Newswire, a copy of which was subsequently filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

ITEM 4.	Summary of Material Change

On March 10, 2025, Blue Moon announced:

(a)	The acquisition of all the shares in Repparfjord Eiendom AS (“REAS”) from Wergeland Eigedom AS (“WG”), a private Norwegian Company, along with associated ship loading equipment and infrastructure related to aggregate mining, port area and adjacent properties to Blue Moon’s Nussir Project in Norway (the “Nussir Project”).

(b)	Hartree Partners LP (“Hartree”) has purchased 17.5 million common shares of Blue Moon (the “Blue Moon Shares”) at C$0.30 per Blue Moon Share for total proceeds of C$5.25 million.

ITEM 5.	Full Description of Material Change

REAS Acquisition

On March 7, 2025, Blue Moon acquired all the shares in REAS from WG, a private Norwegian Company, along with associated ship loading equipment and infrastructure related to aggregate mining, port area and adjacent properties to the Nussir Project (together the “Transaction”). Through a series of transactions, Blue Moon paid 180 million NOK (~US$16 million) as consideration, comprised of 42.1 million Blue Moon Shares (the “Consideration Shares”) (at C$0.30 per Consideration Share) and approximately US$7.2M in cash. WG now owns approximately 8% of the issued and outstanding Blue Moon Shares.

REAS has a ground lease agreement with the Finnmark Estate, a legal entity established by law in Norway, for the use of the Oyen Industrial Land. Under the terms of an agreement between Blue Moon and WG dated March 6, 2025 (the “Agreement”), WG will continue to be able to sublease part of the land for aggregate production, in consideration for annual sublease payment fees. Pursuant to the Agreement, WG has also agreed to acquire agreed upon waste rock volumes from the Nussir Project for a minimum price of 15 NOK / tonne (~US$2/tonne).

The Transaction has closed, but some filings, registrations and legal perfection, in particular related to the lands ancillary to the Nussir Project, are being concluded as soon as possible.

The Consideration Shares were deposited into escrow pursuant to the TSX Venture Exchange (the “TSXV”)’s escrow policies, and are subject to a statutory hold period of four months and one day from the date of issue. The Consideration Shares were originally subject to the TSXV Tier 2 escrow release schedule, with 10% being released from escrow commencing on the date of the TSXV bulletin, and thereafter in 15% increments on each of the six, twelve, eighteen, twenty-four, thirty and thirty-six months following the date thereof. However, the TSXV has approved Blue Moon’s graduation from a TSXV Tier 2 issuer to a TSXV Tier 1 issuer, which has resulted in, effective as of March 14, 2025, the effective escrow period being the shortened Tier 1 escrow release schedule, with four equal tranches of 25% being released from escrow commencing on the date of the TSXV bulletin approving the uplisting, and thereafter on each of the six, twelve and eighteen months following the date thereof.

Hartree Tranche 2

In connection with its strategic investment announced in Blue Moon’s December 19, 2024, press release, Hartree has purchased 17.5 million Blue Moon Shares at C$0.30 per Blue Moon Share for total proceeds of C$5.25 million (the “Investment”). No finders fees are payable on the Investment, and the Blue Moon Shares issued pursuant to the Investment are subject to a statutory 4 month and one day hold period from issuance. The proceeds from the Investment will be used for general corporate purposes and advancement of Blue Moon’s three mining projects.

Approximately 8% of the outstanding Blue Moon Shares are held by Hartree.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Christian Kargl-Simard, CEO and Director

T: +1 (416) 230 3440

ITEM 9.	Date of Report

March 17, 2025

Cautionary Note Regarding Forward-Looking Information

This material change report includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance. Forward-looking statements in this press release include, but are not limited to, statements regarding: the anticipated benefits of the Transaction; that WG will continue to be able to sublease part of the land; that WG will acquire all waste rock from the Nussir Project; that the Nussir Project will be built; that the Transaction provides the majority of the required infrastructure for the Nussir Project; the location of the portal for the mine; the expected use of proceeds of the Investment.

The Company cautions that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to: the anticipated benefits of the Transaction will not be as anticipated; that WG will decide to no longer sublease part of the land; that the waste rock from the Nussir Project will not meet the standard to be sold to WG; that the Nussir Project may never be built; the strategic benefits expected to result from the Transaction will not be fully realized; that the portal may be located somewhere else; that the proceeds from the Investment may be used differently than expected. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. The Company cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this material change report represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this material change report. The Company is under no obligation (and the Company expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this material change report is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the director and officer appointments, the Investment and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.